BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

The Company was notified on 15 April 2008 by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 14 April 2008 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 478.68 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	27	13
Alan Garwood	26	13
Alastair Imrie	27	13
Ian King	26	13
George Rose	27	13
Nigel Whitehead	168	13
Alison Wood	26	13

16 April 2008

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	BAE SYS EQUITIES

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	14/04/2008
6.Date on which issuer notified	15/04/2008
7. Threshold(s) that is/are crossed or reached:	10 %.
8. Notified details:	

A: Voting rights attached to shares

Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0263494	381,994,294	381,994,294	29,570,520	29,570,520	347,064,805	0.84	9.86

B: Financial Instruments				
Resulting situation after triggering transaction				
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights

Total A + B	
Number of Voting Rights	% of voting rights
376,635,325	10.70%

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund **Indirect**	45,372	0.00129
AXA Rosenberg **Direct**	2,619,345	0.07444
Sun Life Unit Assurance Ltd A/c X **Direct**	1,160,000	0.03297
Sun Life Unit Assurance Ltd A/c X **Direct**	110,000	0.00313
AXA UK Investment Co ICVC Global Distribution Fund **Indirect**	178,000	0.00506
AXA UK Investment Co ICVC Global Growth Fund **Indirect**	799,000	0.02271
AXA UK Investment Co ICVC UK Equity Income Fund **Indirect**	275,000	0.00782
AXA UK Investment Co ICVC UK Opportunities Fund **Indirect**	325,000	0.00924
Sun Life Pensions Management Ltd A/c X **Direct**	750,000	0.02131
AXA Rosenberg **Direct**	2,018,253	0.05736
AXA Financial, Inc **Indirect**	149,246,946	4.24138
AXA Colonia Konzern **Direct**	2,019,000	0.05738
AXA Colonia Konzern **Indirect**	229,501	0.00652
AXA France **Indirect**	5,327,267	0.15139
AXA Australia **Indirect**	616,500	0.01752
AXA Rosenberg **Indirect**	61,061,796	1.73529

Sun Life International (IOM) Ltd **Direct**	2,427	0.00007
AXA Financial, Inc * **Indirect**	128,960,423	3.66487
Sun Life Pensions Management Ltd **Direct**	265,986	0.00756
Sun Life Pensions Management Ltd **Direct**	48,836	0.00139
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	10,000	0.00028
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	763,497	0.02170
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	575,853	0.01636
Sun Life Pensions Management LTAV UK Equity **Direct**	1,815,000	0.05158
Sun Life Pensions Management ABL High Alpha **Direct**	3,933,798	0.11179
Sun Life Pensions Management FTSE All Share Tracker **Direct**	3,050,359	0.08669
AXA Winterthur **Direct**	6,764,000	0.19222
Axa Sun Life With Profits Passive **Direct**	**2,428,540**	0.06902
Axa Sun Life With Profits Passive **Direct**	**1,235,626**	0.03511
Total Direct Total Indirect	**29,570,520** **347,064,805**	**0.84035** **9.86308**
TOTAL	**376,635,325**	**10.70344**

END